FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 5, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Dear Shareholders,

The year will go down in the annals of BRF as the one in which we implemented one of the most complex mergers anywhere in the world - that between Perdigão and Sadia  - with the Company embarking on a new cycle. During the year, we complied in full with the agreement signed with the Administrative Council for Economic Defense (Cade), the Brazilian anti-trust authority, selling off plants, brands and distribution centers as well as temporarily suspending the use of the Perdigão brand for some product categories. We successfully ended the year by completing the merger process, including the incorporation of Sadia.

In the business field, we were faced with an international economic crisis and an unprecedented spike in costs on the back of highly volatile and rising grain prices, characterizing one of the most difficult years for the world animal protein segment. But despite the transfer of assets and the suspension of brands representing about a third of our sales volume to the domestic market, we successfully increased consolidated net sales by 10.9% to R$ 28.5 billion. Adjusted EBITDA reached R$ 2.7 billion, and EBITDA reached R$2.3 billion, while net income totaled R$ 813.2 million, a negative variation of 40.5% over the preceding year. It should be pointed out that in the second half of 2012 following the agreement with CADE, domestic market sales rose 50% on the same comparative basis.

This result is a reflection of extremely arduous and consistent work on a process which involved the Company in the implementation of two agendas in parallel: the daily operational routine together with the commitments surrounding the execution of the merger. The result proved a reaffirmation of the capacity of the Company to plan as a critical element in its success and one of its competitive advantages. Since the announcement of the merger, we have reached an average of 30.2% per year in Total Shareholder Return with our market capitalization standing at R$ 36.8 billion, BRF ranking as the  7th largest food company in the world.

We experienced a particularly challenging period, executing several hundred projects during the year, this involving the adjustment of plants for the production of product lines displaced due to the transfer of units, new distribution centers and the redesign of the logistics network. At the same time, we continued to focus on innovation, launching more than 454 products, underscoring our presence in the market and receiving the recognition of Forbes magazine as one of the hundred most innovative companies in the world.

Emphasis was also given to our internationalization plan, most notably the start on construction of the Abu Dhabi plant to be concluded in 2013. We also consolidated the acquisitions made in Argentina with the merger of three companies, the purchase of the distributor, Federal Foods in the Middle East and the initiation of operations in China through the Dah Chong Hong Limited joint venture. We continue alert to opportunities for strategic acquisitions overseas so that we can evolve towards having our own local activities on the ground rather than being represented through the intermediary of exports only. The efforts to expand internationally have contributed – together with those made in the direction of ramping up organic growth in Brazil - towards building the BRF of our dreams, a world class company with unequaled competitiveness.

We reiterate our commitment to sustainability, increasingly part of our culture and our brands, and to progress in all the facets of the business. As a result, we have improved occupational safety indicators with a reduction of 35.6% in accidents involving time off work compared with 2011. Since the inception of the Health, Safety and Environmental Program (SSMA) in 2008, the Company has successfully reduced this accident rate by 77.1%.

Underlying this progress is an important cultural change: the individual attitude of our more than 114 thousand employees which make the difference in terms of safety, health and preservation of the environment. We provide employment in the places where people live: 80% of our employees are located in the interior of the country – in addition to the approximately 20 thousand integrated outgrowers with whom we have supply contracts. In this way, BRF brings economic and social development to small municipalities and helps maintain the population rooted in the countryside.

Our values are aligned to the ten principles of the United Nations Global Compact. We are active on all operating fronts in conjunction with clients, employees, suppliers, government and society for ensuring respect for human and labor rights, protection for the environment and combating corruption. These values are immutable, forming the bedrock of our business and underscoring our ambitions for growth.

With the merger now consolidated, we have intensified the focus on the performance of assets through the increase in productivity and efficiency. We are reiterating our  objective of being one of the largest food companies in the world, admired for its brand names, its innovative initiatives and its results, capable of maintaining and expanding its position of market leadership.

To register this moment, we have adopted a new corporate brand with a new look, highlighting the building of a single company, which has energy, is a protagonist, cultivates relationships and dialog with the world. Our new corporate brand underscores our vocation for bringing lives together.

In terms of business, the outlook for 2013 is extremely positive. During the course of the second semester, we undertook some important adjustments to ensure  compatibility between the operations and the new reality of costs for the segment. We shall also focus on the synergies to be captured and take full advantage of market  opportunities, especially in the sphere of exports which are already showing a gradual and promising recovery and providing the basis for improving margins.

Deliveries in 2012 together with those we are preparing for 2013 are absolutely aligned with the BRF-15 strategic plan which is focused on internationalization and the enhancement of the value chain.

Finally, we would especially like to thank the unceasing support of our shareholders – instrumental in achieving our strategic objectives – and register our recognition of the effort and competence of our teams in generating results, with the creation of sustainable value for all stakeholders.

We are prepared to meet new challenges, identifying the role of each business segment, each product category and each brand. Our strategic focus is a long-term one and we have already begun to discuss our operation in the next decade in a process for outlining a vision of BRF in 2020. Unquestionably, we want to achieve even more.

Nildemar Secches Chairman of the Board of Directors	José Antonio do Prado Fay Chief Executive Officer

Accumulated 2012 (January to December)

•        Net sales totaled R$ 28.5 billion, a growth of 10.9%, generated as a result of the Company’s performance in sales to its chosen market segments and despite the divestment of assets as called for under the TCD.

•        The meats, dairy products and other processed products businesses, besides other products, recorded sales of 6.3 million tons, 3% higher.

•         Gross profit totaled R$ 6.5 billion, 3.1% lower due to the pressure on costs, albeit gradually absorbed by the growth in revenues with the increase of prices to restore margins. Additionally, the full implementation of the TCD process meant higher transitory costs during 2012.

•         Adjusted EBITDA reached R$ 2.7 billion, 17.4% down on 2011, equivalent to an adjusted EBITDA margin of 9.4% against 12.6 % in the preceding year due to cost and expense pressures as well as the TCD and adverse trading conditions in the international market. EBITDA was R$2.3 billion in the year (18.7% lower than 2011), with EBITDA margin of 8.2% against 11.2%.

•         Net income was R$ 813.2 million against a net result of R$ 1,367.4 million reported in 2011 – a 40.5% reduction with a net margin of 2.9% against 5.3%.

•         The financial trading volume in BRF’s shares recorded an average of US$76.0 million/day during the year, 4.5% less than 2011.

4th Quarter 2012 (4Q12)

•        Net sales totaled R$ 8.1 billion, a year-on-year growth of 14.7%, more notably due to sales reported in the Company’s segments of operations: domestic market 9%; exports 24%; dairy products 11% and food service 5%, thanks to the efforts taken to offset the impacts of the TCD.

•        The meats, dairy products and other processed product businesses together with  other sales were 1.6 million tons, 0.8% higher in spite of the divestment of assets agreed with CADE, the Brazilian anti-trust authority.

•         Gross profit totaled R$ 2.1 billion, 7.6% higher in spite of the pressures of recurring costs and the TCD process, equivalent to a gross margin of 25.7% against 27.4%.

•         Adjusted EBITDA reached R$ 1.0 billion, 10.7% higher than 4Q11, reflecting sales performance despite the  continued squeeze on adjusted EBTIDA margin reaching 12.5% against 13.0% in 4Q11 due to the gradual recovery in exports and the impact of the transfer of assets. EBITDA reached R$850.5 million in the 4Q12 (16.4% higher 2011), with EBITDA margin of 10.4% against 10.3%.

•         Net income was R$ 562,8 million against a result of R$ 121.0 million recorded in 4Q11, due to the provision of losses registered in that quarter with respect to the incorporation of Sadia.  Consequently, net margin posted a gain of 5.2 percentage points from 1.7% to 6.9%.

•         The financial trading volume in BRF shares reached an average of US$ 71.2 million/day in the year, 2.5% higher than 4Q11.

Highlights (R$ Million)	4Q12	4Q11	% ch.	2012	2011	% ch.
Net Sales	8.146	7.099	15	28.517	25.706	11
Domestic Market	4.695	4.303	9	16.668	15.419	8
Exports	3.451	2.796	23	11.849	10.287	15
Gross Profit	2.095	1.947	8	6.454	6.659	(3)
Gross Margin	25,7%	27,4%	(1,7 p.p)	22,6%	25,9%	(3,3 p.p)
EBIT	608	508	20	1.389	2.001	(31)
Net Income	563	121	365	813	1.367	(41)
Net Margin	6,9%	1,7%	5,6 p.p	2,9%	5,3%	(2,3 p.p)
EBITDA	850	731	16	2.348	2.890	(19)
EBITDA Margin	10,4%	10,3%	0,1 p.p	8,2%	11,2%	(3,0 p.p)
Earnings per share(1)	0.65	0.14	365	0.94	1.57	(41)
1 - Consolidated earnings per share (in R$), excluding trasury shares

The variations commented in this report are comparisons between  2012  and  2011, or, between the 4th quarter 2012 (4Q12) and the 4th quarter 2011 (4Q11) as specified.

Sector Scenario

Deceleration was the hallmark of the food industry in 2012, a sector which represents 9% of the country’s GDP. Nominal sales grew 11.3% in Reais, but discounting inflation, growth was 4.96% compared with 5.90% in 2011, according to the Brazilian Food Industries Association (Abia). The indices used to seasonally adjust prices for inflation are the Fipe/USP for industrialized and semi-elaborated foods (70%) and the IPCA/IBGE for away-from-home foods (30%).

Abia data reveals that nominal sales of meat products expanded by 9.8% and dairy products by 9.9%. Export markets reported a decline – the effect of the international crisis. Exports of processed foods (specialty meats and semi-elaborated) fell by 3.3% – from US$ 44.8 billion in 2011 to US$ 43.4 billion in 2012. Out of total exports, 24% corresponds to high added value industrialized foods.

Brazilian Exports

The year 2012 reported a good year-on-year performance for Brazilian exports of beef and pork, albeit for both meats the percentage growth in volume exceeded sales revenue, an indication of the decline in average price. Chicken meat exports in turn recorded a decline in volume and principally revenue.

Exports of chicken meat reached 3.92 million tons in 2012, 0.6% below 2011 (3.94 thousand tons). Sales revenue in 2012, US$ 7.70 billion, was 6.7% below the US$ 8.25 billion for 2011. Sales volumes to the African continent reported the strongest growth in 2012 (+20.1% or +100.1 thousand tons year-on-year), the importing countries posting a particularly robust performance being Egypt (+65.6% or +47.3 thousand tons), South Korea (+155.4% or +39.7 thousand tons), China (+16.1% or +31.6 thousand tons) and the United Arab Emirates (+11.4% or +24.4 thousand tons). Despite the good performance  in exports to the Arab Emirates, total shipments to the Middle East reported a decline of 1.2% in the full year (-17.1 thousand tons), principally due to the decline in volumes of more than 20% to Kuwait, Iran and Iraq, which together amounted to a drop of 77.3 thousand tons (2012 vs 2011). A similar volume shortfall occurred with Venezuela where Brazilian exports in 2012 recorded a drop of 43.7% (77.3 thousand tons). Export business with Europe also contributed to a reduction of 8.2% or 40.0 thousand tons in the same period.

Shipments of pork amounted to 581.5 thousand tons in 2012, 12.6% up on 2011 while sales revenue posted an increase of 4.2% in the period totaling US$ 1.5 billion. During 2012, the Ukraine became a major market for Brazilian exports with 138.7 thousand tons (+125% or +77.0 thousand tons vs 2011), while business with Russia remained largely stable at close to 127 thousand tons, a growth of 0.5% in the period. Other important destinations were Angola, Uruguay, Singapore, Georgia, China and Bolivia, which together imported an additional 26.0 thousand tons from Brazil in 2012. On the other hand, Argentina was the leading negative performer with a decline of 18.6 thousand tons (-44%) as well as Albania, Venezuela and Hong Kong, each of which registered a decline of 5 thousand tons.

Beef exports reached 1.24 million tons in 2012, 13.3% or 146.3 thousand tons up on 2011. Sales revenues reached US$ 5.77 billion in the period,   a growth of 7.3%. Egypt, Hong Kong and Chile were leading importers, ramping up volumes by more than 25 thousand tons each. Iran was the principal negative highlight in the year, reducing its imports of beef from Brazil by 48.7% (a reduction equivalent to 63.5 thousand tons).

Investments

Investment in Capex during the year amounted to R$ 2,5 billion, 25% higher than the preceding year and directed to growth, efficiency and support projects. Investments of R$ 494 million in biological assets (breeder stock) for supplying growth projects are also considered in this amount.

In 2012, two joint ventures were incorporated – Rising Star Food Company Limited (China) and the Carbery Group (Brasil) – while two companies were acquired – Quickfood (Argentina) and Federal Foods (United Arab Emirates). Investments were also made in plants – new margarine units in Vitória do Santo Antão (PE); a sausage processing plant in Lucas do Rio Verde (MT); poultry-slaughtering facilities in Lucas do Rio Verde (MT), Rio Verde (GO), Dois Vizinhos (PR), Toledo (PR), Dourados (MS) and Nova Mutum (MT); adaptations made to the Rio de Janeiro (RJ) Distribution Center and the investment in the new Technology Center in Jundiaí (SP).

Production

A total of 5.8 million tons of foodstuffs was produced in the year, in volume terms, 0.3% less than reported in 2011. Adjustments were made in the meat production segment in the light of the implementation of the Performance Agreement Instrument (TCD) and a reduction in dry line dairy products (UHT milk) – a strategic decision in view of the focus on profitability.

Production by the Argentine companies Avex and Dánica has been incorporated since January and Quickfood’s output in Argentina has been consolidated since July 2012, and recorded in the Company’s overall numbers for the meats and other processed products segments.

Production	4Q12	4Q11	% ch.	2012	2011	% ch.

Poultry Slaughter (million heads)	434	438	(1)	1,792	1,756	2
Hog/ Cattle Slaughter (thousand heads)	2,499	2,762	(10)	10,874	10,848	-
Production (thousand tons)
Meats	1,021	1,039	(2)	4,269	4,250	0
Dairy Products	218	272	(20)	989	1,102	(10)
Other Processed Products	127	113	12	522	445	17
Feed and Premix (thousand tons)	2,841	2,840	0	11,832	11,239	5

A total of 454  new products  were launched during the year as part of portfolio expansion, the repositioning of the brands and categories and the creating of added value: Food Service – 82; domestic market – 99; exports – 219; and 54 in the dairy product segment. The principal innovations were made in the lines and brands for Ready-to-Eat Dishes, Pizzas, Meu Menu, Ouro, Breaded Products, Processed Products, Dairy Products, Frozen Vegetables and Margarines.

DOMESTIC MARKET

The principal challenge to BRF’s domestic operation in 2012 was to mitigate or minimize the impact of asset sales and the suspension of brands both from the operational point of view as well as from that of restoring the scale of the business. There were other challenges as well: the spike in grain prices with the impact on the cost of production, and the oversupply of finished product due to different problems in the export market, among them, Russian restrictions on imports of pork meat for protectionist reasons and excess inventory in Japan.

Between asset sales and suspended brands, there was a reduction of a third by volume in the domestic market.  The objective of minimizing this impact was achieved: a growth of 9% on the revenues of the 4T12 compared with 2011, despite taking into account the ceding of R$ 850 million in quarterly sales with respect to our commitment under the TCD agreement. The Company adopted the strategy of using the Sadia brand to recover the scale lost as a result of the suspension of some of the categories under the Perdigão brand, the latter in turn innovating in other categories or in new ones where there was no restriction.

A large part of the Company’s success is due precisely to innovation, research and planning. In 2012, 58 innovation projects were developed leading to the launch of 99 new products in the domestic market and accounting for 8.5% of total domestic sales revenue for the year. Among new product launches under the  Sadia brand were: pork sausage, pizzas, lasagnas, beef cuts, processed products and ready-to-eat dishes; under the Perdigão brand name: the Sanduba and Meu Menu line; specialty meat and frozen products; and margarines with the relaunch  of the Claybon brand.

There were also some important launches of convenience foods, with the Assa Fácil line for example and new festive line products. Using spare capacity at the Dánica plant in Argentina, the Company launched Perdigão mayonnaise in the retail market.

These options seek to track trends in convenience foods to meet the demand for health-related products with brands aligned to a balanced life style.

Sales to the domestic market reached R$ 12.6 billion, a 8.5% increase, with a 1.1% decrease in volume and average prices 9.7% higher against an increase of 16.3% in average costs, reflecting operating profits of R$ 1.0 billion in this segment, 16.9% down, the operational margin recording 8.2% in 2012 compared with 10.7% in 2011.

Three strategic initiatives have been established for domestic market business in 2013, the first full year as a completely unified operation: identify the role and positioning of each category in the market; establish strategies for each brand; and effectively capture synergies through the increase in productivity and efficiency at low cost. This will be possible thanks to the seamless operation of a single company using distribution centers operating all the brands and  deliveries being realized in a single vehicle.

MARKET SHARE – Value %

     Source: AC Nielsen

EXPORTS

Export operations reflected the international scenario characterized by excess inventory in the Middle East, Japan and Russia and by the sharp rise in grain prices creating worldwide oversupply and squeezing the Company’s margins – albeit with some recovery in sales, prices and profitability in the last quarter of the year.

Exports reached R$ 11.6 billion in the year, a growth of 15.2% in revenues with 9.6% higher volume, totaling 2.5 million tons. Average prices reported a gradual recovery as supply adjusted to demand in the leading markets, rising by 5.1% in local currency terms. However, this proved insufficient for a total recovery in operating margins which declined from 5.5% to 1.6% for the year due to the 8.8%

hike in production costs – principally driven by significant increases in the main raw materials and the prevailing conditions in the Company’s principal markets.

Exports by region

In the year, BRF recorded progress in its international operations based on its four key pillars of brand, portfolio, advances in distribution logistics and local production. The following initiatives are of note:

Argentina – Initiation of a process of consolidation and capture of synergies of five companies through concentration on BRF Argentina, with nine plants and 22 chilled and frozen distribution centers. Work has been accelerated since June when the company took full control of Quickfood, leader in the hamburger market with the Paty brand, as part of the asset exchange agreement. Integrated operations in the Argentine market represented R$ 1.2 billion of sales/year.

Company	Activity
Avex	Slaughter and sale of whole chicken and chicken parts.
Dánica	Leader in margarines, vice leader in sauces, manufacturer of pasta and cooking oil. Has two plants and 22 distribution centers.
Levino Zaccardi	Exports cheeses to Brazil. Has a plant.
Quickfood	Leader in hamburgers with the Paty brand. The company has four plants.
Sadia Argentina	Imports foodstuffs from Brazil.

Middle East –  Start of work on the construction of a processed foods plant in Abu Dhabi (United Arab Emirates) with inauguration scheduled for 2013. The first to be built outside Brazil, the unit will have a capacity to produce approximately 80 thousand tons per year of breaded products, hamburgers, pizzas and specialty meats products. A 49% stake in Federal Foods was also acquired, a company which for more than 20 years has distributed products under the Sadia brand name in the region. The company has six branches in the United Arab Emirates and one in Qatar, serving two thousand points of sale. The company also distributes Hilal and Perdix brands.

Europe – A new high productivity line was installed at Plusfood with technological improvements and a 75% expansion in production capacity to 20 thousand tons annually of breaded, cooked and grilled chicken products as well as hamburgers and other items.

China – A company was constituted with Dah Chong Hong Limited (DCH) for the distribution of the Sadia brand to the retailing and food  services segments in Hong Kong and Macau. The joint venture is responsible for BRF’s businesses in the Chinese market including the Perdix brand and all the Company’s operations - for which DCH’s existing storage, sales and distribution infrastructure will be used. During the year, feasibility studies were initiated for building a processing plant in China using raw material imported from Brazil or acquired locally.

Africa – Sadia-branded products, previously commercialized to trading companies and wholesalers, were substituted by the Perdix brand. The Sadia brand will be relaunched in 15 countries in Africa in 2013 with the focus on retailing and food services and a new portfolio to include breaded products, pastas, frankfurters and hamburgers.

More than 219, products were launched on the international market during the year. In Europe, a novelty was the launch in August of the Chixxs line of breaded products with specific flavors (Indian, Mexican, Italian).

A new international marketing strategy is designed to position Sadia as a premium brand. The new concept evaluated in 22 countries and by more than 7 thousand people presents a single visual identity but with regionalization of packaging and communication through colors and images.

During the year, the leading markets recorded the following performance in revenues and volumes comparing 2012 with 2011.

Main markets	Revenues	Volume
Middle East	+28.8%	+13.1%
Far East	+4.4%	+11.2%
Europe	+2.0%	+1.8%
Eurasia	+38.7%	+32.8%
South America	+29.5%	+37.2%
Africa	+10.2%	(1.3)%

DAIRY PRODUCTS

During the year, the Company repositioned the Batavo and Elegê brands, investing in new packaging to communicate the new concepts of the product lines in a more efficient way. Another initiative which gained traction was the ‘Cheese you ask by the brand and it’s Sadia’ (Queijo se pede pela marca, e é Sadia)  marketing campaign. The objective is to reinforce BRF’s presence, expanding its market share of higher value-added products such as processed and refrigerated items. The Company ended 2012 as the third largest dairy products manufacturer in Brazil with a 10.5% share of domestic business in the segment.

In line with Mundo Batavo guidelines, the brand adopted the ‘Thinking about your nature’ (Pensado para sua natureza) signature.  This is printed on the packages and conveys the concept of a sustainable waste-free world with attributes of wellbeing, balance and nature, proposing solutions for the life of the modern man. The entire project is focused on innovation. The Pense Zero line added functional products to the yogurts line such as Bio Fibras. With the launch of the Pedaços line (with fruit chunks), a yogurt with up to ten times more fruit than similar products in the market, the brand reported a 3.3 percentage points growth by volume in the cups category between April and November (Nielsen data).

With the Elegê brand, restyled packaging helps disseminate the new brand slogan: One gesture, two smiles (Um gesto ,dois sorrisos). On the back of the packages are stories of affection and on the side, there is space where consumers can leave messages. Market leader in various categories in the states of Rio Grande do Sul and Rio de Janeiro, BRF is now seeking to expand and strengthen the brand’s footprint throughout the country. For example, the strategy includes the launch of products customized to habits of the Northeast Region such as milk-based drinks in sachets.

Revenue from milk products amounted to R$ 2.7 billion, a growth of 6.9% with volumes 0.7% down and average prices 7.7% higher while average costs rose 7.6%. The operating margin recovered from a fall of returning profitability de 1.0% to stability compared with the preceding year.

The major challenge in 2012 was to fully integrate the dairy products business into BRF’s operational structure. The capture of synergies will benefit production and this process should be complete by the end of 2014, involving: distribution centers, and sales, technical and management teams; definition of the optimum size of the business prioritizing results; improving execution and growth in a sustainable manner.

Plant remodeling has adopted these guidelines. In 2012, 11 units of the dairy products business underwent expansion and modernization with an increase in the number of shifts and the hiring of additional labor. More than R$ 30 million was invested in the cheese plant in Itumbiara (GO) which is now producing a thousand tons per month. Building work began on a modern factory in Barra do Piraí in the state of Rio de Janeiro with a capacity of 15 million liters per month for efficiently meeting demand from one of the largest markets for fluid milk in Brazil at lower cost.

The Company also signed a joint venture with Carbery to improve the processing of whey protein ingredients, a byproduct of cheese manufacture, using the Irish group’s technology. The agreement involves a shared investment of US$ 50 million for the construction of a production unit which is scheduled to begin operations in 2014.

FOOD SERVICES

The focus during the year was in the harmonization of commercial models in a challenging period for the sector. The strong upward trend in the consumption of away-from-home eating which has characterized the last few years suffered from inflation in the services segment driven by spiraling rental and labor costs.

In meeting the challenge of these difficulties, the food services unit expanded its commercial force, consolidated services provided to 62 thousand companies and gained market share with strategic clients. In spite of a less positive scenario, the business was able to report growth of 10%. Investments were also made in a new category of product: sachets of ketchup, mustard and mayonnaise produced by the plant acquired in Argentina. This launch represents part of the strategy of increasing innovation for leveraging the growth and value of the business.

Revenues from the food services segment rose 7.9% to R$ 1.6 billion with volumes 0.9% higher on an operational margin of 10.7% against 15.1% in 2011 and R$ 166,9 million in operational results – a 23.3% decline in relation to the year 2011.

The segment’s growth has been driven principally by two important factors: level of employment and income which will tend to maintain upward momentum. Another important element is the change in life style with the emergence of a new consumer profile with greater purchasing power and seeking practicality in eating. This sector of the population have their meals more frequently away from home being principally made up of retirees, small families or those living alone.

Away-from-home meals should receive a further boost from tourism and services thanks to the major sporting events programmed for future years such as the Confederations Cup in 2013, the World Cup in 2014 and the Rio Olympics in 2016.

Another growth catalyst is the international market with the opportunities that are opening up in China as a result of the joint venture with Dah Chong Hong Limited (DCH) for food services in that country as well as meeting demand from the global fast food network accounts.

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION
	2012	2011	% ch.	2012	2011	% ch.

In Natura	463	379	22	2.263	1.887	20
Poultry	329	251	31	1.351	1.112	21
Pork/Beef	134	128	5	911	774	18
Processed Foods	1.643	1.810	-9	9.462	9.188	3
Others Sales	456	402	14	894	555	61
Total	2.562	2.591	(1)	12.619	11.630	9

EXPORTS	THOUSAND TONS			R$ MILLION
	2012	2011	% ch.	2012	2011	% ch.

In Natura	2.101	1.882	12	9.436	8.126	16
Poultry	1.795	1.624	11	7.569	6.572	15
Pork/Beef	307	258	19	1.867	1.554	20
Processed Foods	372	342	9	2.182	1.925	13
Other Sales	9	40	-78	8	42	-82
Total	2.482	2.264	10	11.626	10.093	15

DAIRY	THOUSAND TONS			R$ MILLION
	2012	2011	% ch.	2012	2011	% ch.

Dry Division	762	834	(9)	1.636	1.706	(4)
Fresh and Frozen Division	216	236	(9)	1.018	833	22
Other Sales	85	-	-	60	-	-
Total	1.063	1.071	(1)	2.714	2.539	7

FOOD SERVICE	THOUSAND TONS			R$ MILLION
	2012	2011	% ch.	2012	2011	% ch.

Total	230	228	1	1.558	1.444	8

TOTAL	THOUSAND TONS			R$ MILLION
	2012	2011	% ch.	2012	2011	% ch.
Total	6.337	6.153	3	28.517	25.706	11

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION
	4Q12	4Q11	% ch.	4Q12	4Q11	% ch.

In Natura	132	90	46	678	467	45
Poultry	100	58	73	438	256	71
Pork/Beef	32	32	-1	240	210	14
Processed Foods	410	502	-18	2.654	2.667	-0
Others Sales	123	93	32	250	151	65
Total	665	685	-3	3.582	3.285	9

EXPORTS	THOUSAND TONS			R$ MILLION
	4Q12	4Q11	% ch.	4Q12	4Q11	% ch.

In Natura	530	486	9	2.727	2.115	29
Poultry	445	425	5	2.187	1.709	28
Pork/Beef	85	61	39	540	406	33
Processed Foods	103	90	15	664	609	9
Others Sales	0	2	-100	0	9	-100
Total	634	578	10	3.392	2.733	24

DAIRY	THOUSAND TONS			R$ MILLION
	4Q12	4Q11	% ch.	4Q12	4Q11	% ch.

Dry Division	164	194	(16)	389	403	(3)
Fresh and Frozen Division	51	58	(11)	266	204	31
Other Sales	21	-	-	18	-	-
Total	236	252	(6)	674	607	11

FOOD SERVICE	THOUSAND TONS			R$ MILLION
	4Q12	4Q11	% ch.	4Q12	4Q11	% ch.

Total	64	71	(10)	499	474	5

Net Operating Sales

BRF reported net operating sales of R$ 28.5 billion in the year, a growth of 10.9% the result of organic growth, the incorporation of companies acquired in Argentina, more especially Quickfood, and an expanded portfolio thanks to innovation with the launch of various products and categories designed to cushion the impact of asset transfers in 3Q12 in accordance with the agreement signed with Cade (TCD).

In 4Q12, revenues increased 14.7%, reaching R$ 8.1 billion, representing the production and commercial team efforts to overcome an adverse trading scenario in addition to complex factors such as: a difficult international market and a reduction in volume of assets (plants and distribution), these transferred to third parties under the TCD process as well as the discontinuation of specific categories of the Perdigão and Batavo brands as announced by the Company in a material fact.

Breakdown of net sales (%)

Cost of Sales (CPV)

Cost of sales  rose 15.8% in relation to 2011 recording R$ 22.1 billion reporting an increase proportionally greater than sales revenue, squeezing margins during the year. The principal impacts on costs of products sold were: 1)  the significant increase in the cost of the principal raw materials – corn and soybeans  due to failure in the American grain crop; 2)  readjustments in the industry as a whole as a result of collective wage bargaining; 3)  an increase in items restated against the foreign exchange rate such as: packaging, freight, vitamins; 4)  temporary spike in  production costs due to the breakup of certain parts of the Company with the implementation of the TCD process.

In 4Q12, selling costs were R$ 6.0 billion, registering an increase of 17.4%, reflecting the higher costs of the leading raw materials and other production costs. In addition to the cost pressure on raw materials, we incurred transitory costs (plants running below full capacity and lower productivity) from the implementation of the TCD.

Gross Profit and Gross Margin

Gross Profit amounted to R$ 6.5 billion, a 3.1% reduction in the year with a gross margin 3.3 percentage points lower than reported for 2011,  declining from 25.9% to 22.6%. In spite of the positive commercial performance in sales, margins remained under pressure from rising costs. In 4Q12, Gross Profit reached R$ 2.1 billion, rise of 7.6%, equivalent to a gross margin of 25.7% against 27.4%, also squeezed by higher production costs, albeit mitigated by the gradual recovery in performance reported by the principal markets for the Company’s operations.

Operating Expenses

Thanks to efforts to reduce overall expenses, BRF was able to maintain operating expenses at the same level as 2011 at 16.5%.

Commercial expenses growth 12.5%, reflecting the growth of variable expenses due to: 1)  investments in the development of new lines and products (innovation), product launches and marketing campaigns; 2)  an increase of operations in the logistics chain, which was also significantly impacted by the TCD process (transfer of assets and repositioning of the portfolio and distribution channels); 3)  port and truck driver strikes.

Administrative expenses and fees fell 8.9% due to the simplification of the administrative structure of the relationship between BRF and its subsidiaries and the lower disbursements of consultancy fees in the quarter (in 2011, there were significant payments to consultancies advising the Company in its negotiations with CADE for approving the merger).

In 4Q12, operating expenses totaled R$ 1.3 billion with an increase of 5.8%, notably impacted by selling expenses which increased 7.1% and mitigated by administrative expenses which fell 5.8% for reasons already mentioned and also reflected in the year’s results.

Other Operational Expenses

Despite the pre-operational phase of the new industrial units, insurance claims, provisions for tax risks, results of TCD-related divestments, the other operational expenses item posted a decline of 5.4% in the year due to revenues from the  reversal of provisions, recovery of expenses and leasing with third parties. Expenses with profit sharing are also booked under this item and recorded a decline as a reflection of the operating results.

In 4Q12, there was a decline of 10.4% due to the need for a tax provision.

Operating result before financial expenses and Operating Margin

In the light of the above explanations, the operating result before net financial expenses reached R$ 1,4 billion in the year –30.6% down in relation to the operating margin of 4.9% of net sales against 7.8%. The 2.9 percentage point decrease is due to a combination of factors during the year of a one-off nature such as: inflated inventories in the Japanese market; pressure on variable commercial costs and expenses; and extraordinary expenses due to the transitory process of transferring assets in accordance with the provisions of the TCD.

These factors, associated with the gradual recovery in exports and the loss of revenue from divested assets (TCD) also explains the operating result against financial expenses reported in 4Q12  of R$ 608.2 million, 19.7%  over the result reported in the same period of 4Q11, with an improvement of 0.3 percentage points on the reported operating margin.

Financial Result

Net financial expenses totaled R$ 570.6 million, a 19.0% increase, especially due to higher debt levels as a result of the currency effect and the need to allocate cash to support investments in Capex and working capital, the result of reduced cash generation in the period.

In 4Q12, net financial expenses totaled R$ 91 million, 51% less than 4Q11, a reflection of revenues with interest on assets and the reduced impact of the foreign exchange translation effect.

In the light of the high level of exports, the Company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), the Company uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) for hedge operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments for foreign exchange cover, continues to permit a significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

On December 31, 2012, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 614 million, and a proportional reduction in book currency exposure of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 1,007 million + EUR 197 million + GBP 53.4 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity, thus avoiding the impact on the Financial Expenses.

The Company’s net debt was R$ 7 billion, 29.7% more than reported for December 31, 2011, resulting in a net debt to EBITDA ratio (last twelve months)  of 2.6 times with a book currency exposure of US$ 411.6 million, a 12.5% decline.

Debt

DEBT - R$ Million	12.31.12		12.31.11
	Current	Non-Current	Total	Total	% ch.

Local Currency	(1,933)	(2,210)	(4,143)	(3,600)	15
Foreing Currency	(761)	(4,867)	(5,628)	(4,724)	19
Gross Debt	(2,694)	(7,078)	(9,772)	(8,324)	17
Cash Investments
Local Currency	1,106	61	1,242	1,227	1
Foreing Currency	1,480	107	1,512	1,690	(11)
Total Cash Investments	2,586	167	2,753	2,916	(6)
Net Accounting Debt	(108)	(6,910)	(7,018)	(5,408)	30
Exchange Rate Exposure - US$ Million			(412)	(471)	(13)

Income Tax and Social Contribution

Income tax and social contribution totaled a positive R$ 2.4 million in the year against a negative R$ 156.5 million reported in 2011 due to the differences in tax rates on the results of overseas subsidiaries and foreign exchange variation on overseas investments. This deterioration is a combination of reductions due to the results of the overseas subsidiaries and payment of interest on equity before the provision for tax losses as a result of the incorporation of Sadia recorded in 2011. In 4Q12, income tax and social contribution amounted to a positive R$ 50.6 million against a negative R$ 199.9 million reported in the same period in 2011 for the same reasons as explained above.

Participation of non-controlling shareholders

The result of R$ 7.4 million negative against R$ 2.3 million positive in 2011 recorded for this item reflects the consolidation of results of the subsidiaries acquired in Argentina through Avex and, as from 3Q12, the incorporation of the results of Quickfood plus those of the Al Wafi and Plusfood subsidiaries, among others. In 4Q12, the result was R$ 5.1 million negative against R$ 1.8 million in 4Q11.

Net Income and Net Margin

In the light of the foregoing, the net income was R$813.2 million in 2012 with a net margin of 2.9%, a decline of 40.5% compared with 2011 due to the squeeze on margins during the year from production costs which reported a proportionally greater increase than revenues. In 4Q12, BRF reported net earnings of R$ 562.8 million, 365.1% more than recorded for the same period in 2011 with a net margin of 6.9% against 1.7% in 4Q11 and reflecting the gradual improvement in operating performance against a loss from the incorporation of Sadia reported in 4Q11.

EBITDA

Adjusted EBITDA (operating cash generation) reached R$ 2.7 billion, a 17.4% decline, recording an adjusted EBITDA margin of 9.4% against 12.6% in 2011, down by 3.2 percentage points. In 4Q12, adjusted EBITDA was R$ 1.0 billion, a 10.7% decline with an adjusted EBITDA margin of 12.5% against 13% reported for the same period in 2011, for reasons already explained above.

EBITDA reached R$ 2.3 billion in 2012 (18.7% lower than 2011), with EBITDA margin of 8.2% against 11.2% in 2011. EBITDA reached R$ 850.5 million in the 4Q12 (16.4% over than 2011), with EBITDA margin of 10.4% against 10.3%.

EBITDA - R$ Million	4Q12	4Q11	% ch..	2012	2011	% ch.
Net Income	563	121	365	813	1,367	(41)
Income Tax and Social Contribution	(51)	200	-	(2)	157	(102)
Net Financial	91	186	(51)	571	480	19
Depreciation and Amortization	247	224	10	967	886	9
= EBITDA	850	731	16	2,348	2,890	(19)
Other Operating Results	170	191	(11)	347	366	(5)
Equity Accounting	(7)	(4)	70	(22)	(9)	150
Non Controlling Shareholders	5	2	181	7	(2)	-
=Adjusted EBITDA	1,018	920	11	2,680	3,244	(17)

The expenses net of Other Operational Results are shown in Explanatory Note 33. The disclosure of adjusted EBITDA is in line with what the Company has already informed in the presentations of previous quarterly and/or annual results or in other publications released to the market.

Shareholders’ Equity

On December 31, 2012 the Company reported Shareholders’ Equity of R$ 14.6 billion, against R$ 14.1 billion on December 31 2011, a 3.3% increase and equivalent to an annualized return on investment of 5.7%.

CAPITAL MARKET

BRF shares recorded a year-end price of R$ 42.19 on the São Paulo Stock Exchange (BM&FBovespa) while the Company’s ADRs closed at US$ 21.11 on the New York Stock Exchange, appreciating 15.8% percent and 8.0% percent, respectively. Performance exceeded the Ibovespa, the stock index comprising the most liquid stocks traded on the Brazilian bourse, the latter increasing by 7.4 percent, and the Dow Jones index (up 7.3%). The Company’s market value reached R$ 36.8 billion, up 15.7 percent in relation to 2011.

For the third consecutive year, and as part of the aim of intensifying its relationship with the capital markets, the Company held the BRF Day during the Apimec National and the São Paulo, Rio de Janeiro, Belo Horizonte and Porto Alegre regional chapter meetings. In São Paulo, the public meeting was followed by ringing the opening bell of the trading day at the invitation of BM&FBovespa, with live transmission and simultaneous translation. In addition, BRF’s CEO and CFO also hosted BRF Days in New York and London. Several conferences were also held together with one-on-one meetings, conference calls and visits with domestic and international investors, revealing significant demand from investors and capital market analysts.

PERFORMANCE IN BRF SHARES X Ibovespa x Nyse

PERFORMANCE	4Q12	4Q11	2012	2011
BRFS3 - BM&F Bovespa
Share price - R$*	42.19	36.42	42.19	36.42
Traded Shares (Volume) - Millions	134.1	111.6	584.0	593.7
Performance	20.5%	13.2%	15.8%	33.2%
Bovespa Index	3.0%	8.5%	7.4%	(18.1%)
IGC (Brazil Corp. Gov. Index)	7.2%	7.9%	19.0%	(12.5%)
ISE (Corp. Sustainability Index)	7.1%	8.6%	20.5%	(3.3%)

BRFS - NYSE
Share price - US$*	21.11	19.55	21.11	19.55
Traded Shares (Volume) - Millions	97.1	109.2	480.6	488.8
Performance	22.0%	11.5%	8.0%	15.8%
Dow Jones Index	(2.5%)	12.0%	7.3%	5.5%
* Closing Price

Traded Value 2012

Average USD 76 million / day (4.5% less than 2011)

Share Performance

ADR Performance

CORPORATE GOVERNANCE

With ethics, transparency and equitability as the pillars of its corporate governance model, BRF was the first company in the food and beverages industry to adjust to the listing regulations of BM&FBovespa’s Novo Mercado of which it has been a member since April 2006.

The Company adheres to best practices: maintaining all its shares as common stock; providing equality of rights; a premium in the event of public offerings of shares and mechanisms for investor protection; relevant decisions must be approved by at least two thirds of the votes of collegiate bodies; shareholders and executives are forbidden to secure advantages arising from access to privileged information; securities trading and material facts disclosure policies; and recognizing arbitration as the fastest and most specialized way to address conflicts of interest. In addition, to prevent stock concentration, any shareholder or group of shareholders who gains control over shares in excess of 20% of the total is required to hold a public tender for the acquisition of shares (OPA).

The Company’s control is widely held and its stock is traded on the São Paulo Stock Exchange (BM&FBovespa – BRFS3) and the New York Stock Exchange (Level III ADRs – BRFS). Governance bodies include the General Shareholders Meeting, the Board of Directors, the Fiscal Council which serves as an Audit Committee, Advisory Committees to the Board of Directors and the Executive Board.

DIFUSE CONTROL

Baseline: December 31, 2012

Number of Common Shares: 872,473,246

Capital Stock: R$ 12.6 billion

Shareholder Remuneration

The Board of Directors approved shareholder remuneration in the amount of R$274.7 million, corresponding to R$ 0.315855520 per share with payouts on August 15, 2012 (R$ 0.11501051 per share and on February 15, 2013 (R$ 0.20084501 per shares) as interest on equity with withholding tax at source as per the legislation in effect. In Ordinary and Extraordinary Shareholders Meeting, will be proposed the amount of R$45.3 million. The amount distributed to the shareholders during fiscal year 2012, represented 39.3% of the net income reported in the period.

Rating

Fitch Ratings, Standard & Poor’s and Moody’s have all assigned an investment grade rating to the Company.

Merger of BRF and Sadia

In 3Q12, the process agreed with CADE involving the asset exchange with Marfrig established in May, 2009 was concluded. The agreement required the temporary discontinuation of some Perdigão and Batavo brand categories in addition to the transfer of some industrial units.

On the other hand, BRF took control of Quickfood in Argentina, holder of the leading hamburger brand in the local market. In expanding its footprint in South America, the Company reiterates its goal of overseas growth together with organic expansion already underway in Brazil, thus laying the foundations for sustained growth in line with the objectives of the BRF15 Strategic Plan.

Synergies captured in the course of the year amounted to R$ 678 million and 20.6% higher than 2011. This is in line with Company expectations and of this amount, R$ 161 million were obtained in 4Q12 and not reflecting TCD-related transitory costs and expenses (temporary costs not susceptible to segregation).

New Market

BRF signed up to the BM&FBovespa’s Novo Mercado Listing Regulations on April 12, 2006, requiring it to settle disputes through the Market Arbitration Panel under the arbitration commitment  clause written into its bylaws and regulations.

Risk Management

BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under the most rigorous control,

details being shown under explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection as well as internal controls and financial risks are all monitored.

Independent Audit

Pursuant to CVM Instruction 381 of January 14, 2003, the Company informs that its policy for engaging services unrelated to the external audit is based on principles which preserve the auditor’s independence. In turn, these principles are based on the fact that the independent auditor should not audit its own work, may not exercise managerial functions, should not advocate on behalf of its client or render any other services which are deemed as not permitted under the prevailing norms, in this way maintaining the independence of the work undertaken.

In addition to the external audit services, during the fiscal year 2012, Ernst & Young Terco Auditores Independentes S.S. rendered services related to income tax for expatriate executives and for analyzing tax and financial data of a company targeted for potential acquisition. All these services were executed within a term of less than a year.

The fees relating to these services totaled R$ 362 thousand, which is equivalent to 8% of the fees collected for the external audit of the Financial Statements for 2012.

Pursuant to CVM Instruction 480/09, at a meeting held on March 4th, 2012, management declares that it has discussed, reviewed and agreed the opinions expressed in the revision report of the independent auditors and with the quarterly information for the year ending December 31, 2012.

Sustainability

In a year of major challenges, BRF did not ignore the sustainability factor. The concept is already crystallized in its culture and has been addressed in several activities over the course of 2012, such as training for procurement area negotiators, the integration of new employees and meetings with suppliers. Sustainability at BRF is supported by a set of guidelines, practices and actions intended to achieve positive outcomes simultaneously on the economic and financial, environmental and social fronts.

Furthermore, sustainability has practical applications and a concrete impact on employee routines, as it is part of the  variable compensation goals. For the management process, the Company has established six pillars that, in line with the BRF15 Plan, drive the business strategies and contribute to building a global food company. The pillars are as follows: 1) Full commitment to sustainability; 2) Leveraging sustainability along the value chain; 3) Engagement with stakeholders; 4) Promoting sustainable consumption; 5) Enhancement of human capital; and 6) Adapting to climate change.

Recognition and Highlights

Recognition and Highlights	Reason	Institution
Among the Best Companies in Corporate Governance	• Best meeting with the investment analyst community • Best conference call • Best company in socio-environmental sustainability (7th position) • Best Corporate IR Program in Latin America	Investor Relations Magazine Awards
Best Companies to Shareholders	• Best companies to Shareholders	Capital Aberto Magazine
World’s 100 most innovative companies	• Products and processes innovation	Forbes magazine (international)
Top of Mind 2012 Award	Sadia and Qualy brands	Folha de S.Paulo newspaper
Top of Mind 2012 Award	• José Antonio do Prado Fay –Top Executive • Large Agribusiness Company and Exports Highlight	A Notícia newspaper and Instituto Mapa
Best & Biggest	Best agribusiness company	Exame magazine
Executive of Valor	CEO José Antonio do Prado Fay	Valor Econômico newspaper
Best of Dinheiro	Best company in the food industry and best in Social Responsibility and Corporate Governance management	IstoÉ Dinheiro magazine
Best in Agribusiness 2012	Largest company in the meat industry	Globo Rural magazine
Aberje 2012 Award	Integrated Communication (regional and national)	Brazilian Business Journalism Association (“Associação Brasileira de Jornalismo Empresarial” – Aberje)
Sesi Award for Workplace Quality	BRF’s Videira unit placed first in the Occupational Safety and Health category, with Automation of the Industrialization of Bologna Sausage Activity practice.	Serviço Social da Indústria (Sesi)
500 Biggest in Southern Brazil	Food and Beverage industry	Amanhã magazine
Abre Brazilian Packaging Award	Best Graphic Design in the Food and Beverage category, for the new Batavo visual identity	Brazilian Packaging Association (“Associação Brasileira de Embalagens” – Abre)

SOCIAL REPORT

With its focus on the performance of people, BRF is constantly analyzing the market scenario, adapting to tendencies and implementing improvements in Human Resources programs and processes. In 2012, the Company prioritized alignment and standardization to ensure that employees at all levels are in harmony with the BRF Culture and development can proceed in accordance with the BRF15 strategic plan.

The Company is a major employer in the agro-industrial sector – more than 80% of its employees are located in small cities –, driving local economies and collaborating with the development of society. The corporate culture’s values and mission are beginning to be disseminated outside Brazil in line with BRF’s internationalization thus preparing the Company’s executives to operate in an intercultural environment.

BRF’s human capital incorporates a universe of more than 120 thousand people among direct employees and outsourced employees. The Company adopts a policy of internal recruiting and the selection process is decentralized through the individual units. The principal purpose is to attract, select and direct manpower in accordance with its profile and potential, hiring those aligned with BRF’s values. The practice is to prioritize candidates originating from the location where there is a vacancy. The targets for internal recruitment in 2012 for leadership posts were maintained, 84% of all vacancies being filled by candidates from among the Company’s employees – an advance in relation to the 78% for 2011.

Focus on Human Capital

BRF runs leaders development programs for the full range of hierarchical levels: Formation of Leaders; E-learning for Integration of Leaders; Individual Development Plans (PDI) for executives  and the Leaders Development Program - PDL.  The Company has expanded the Our Way of Leading program for supervisory and coordination positions including from now on leaders from the corporate and administrative areas and the MBTI Workshop.

The Company also runs the Trainees Program, the current group of 30 having begun the course in January 2012 following a selection process involving a total of 19 thousand candidates. The selection process for the 2013 program is already underway. Additionally, BRF selected three candidates for the Summer Project designed to identify young potential from the world’s most prestigious MBA schools and providing them with the opportunity to acquire professional knowledge in the Company’s strategic areas.

BRF invested heavily in 2012 in training the sales force. Seven TV commercials were standardized and used for training and development of the teams as well as for evaluating the performance of domestic market salesmen, participation involving a total of 2,360 professionals. On the same theme, the Company held the Initial Training in Sales program, preparing more than 115 sales supervisors to act as content multipliers to the teams, and the Promoter Development Program, for on-

site training of 4,600 company promoters. A total of 66 new sales personnel were trained for the Domestic market and a further 44 for Food Services. During the period, training was also begun to meet the demand for end of year commemorative kits.

SSMA

The SSMA program shows significant progress from year to year. The accident Frequency Rate with time off work for example has shown a reduction of 77.1% since 2008. In 2012, the rate was 35.6% down on 2011, exceeding the target for an annual reduction of 10%. In 2013, the objective is to reduce the rate by a further 5% on the result for 2012.

Stock Option Plan

The Company has granted a total of 7,748,507 stock options to 254 executives, the maximum vesting period being five years according to the Compensation Plan Regulations based on the shares approved on March 31, 2010 and amended on April 24, 2012 at the Annual and Extraordinary General Shareholders’ Meeting. The plan contemplates the CEO, vice presidents, officers and executive managers.

TCD – Pursuant to the Performance Agreement Instrument (TCD) signed with CADE, 8,849 employees were transferred in 2012 to the company which acquired BRF’s assets.

Added Value Distribution (R$ million)	2012	2011	% ch.

Human Resources	4.035	3.608	12
Taxes	3.542	3.743	(5)
Interest	1.852	1.645	13
Interest on shareholders' equity	275	632	(57)
Retention	538	735	(27)
Non-controlling shareholders	7	(2)	-
Total	10.250	10.360	(1)

The results of the fourth quarter and the fiscal year 2012 consolidate the BRF Companies - Brasil Foods S.A. and Sadia S.A. (wholly-owned subsidiary), that was incorporated on December 31st, 2012. In July 2009, Sadia’s results were fully consolidated according to the Association Agreement and Shareholders Meetings for the incorporation of shares realized in July and August 2009.

All statements contained in this report with regard to the Company’s business prospects, project results and potential growth of its business constitute mere forecasts and were based on management’s expectations in relation to the Company’s future performance. These expectations are heavily dependent on changes in the market and on the country’s general economic performance, that of the sector and the international markets and, therefore, being subject to changes.

On July 13, 2011, the plenary session of the Administrative Council for Economic Defense- CADE approved the Association between BRF and Sadia S.A., subject to compliance with the provisions contained in the Performance Commitment Agreement – TCD signed between the parties concerned. These documents are available in the website: www.brf-br.com/ri

Financial Statements R$ million	4Q			Year
	2012	2011	ch. %	2012	2011	ch.%

Net Sales	8.146	7.099	14,7	28.517	25.706	10,9

Cost of sales	(6.050)	(5.152)	17,4	(22.064)	(19.047)	15,8
% of NS	-74,3%	-72,6%	-	-77,4%	-74,1%	-

Gross Profit	2.095	1.947	7,6	6.454	6.659	(3,1)
% of NS	25,7%	27,4%	-	22,6%	25,9%	-

Operating Expenses	(1.315)	(1.243)	5,8	(4.706)	(4.264)	10,4
% of NS	-16,1%	-17,5%	-	-16,5%	-16,6%	-
Selling Expenses	(1.201)	(1.122)	7,1	(4.317)	(3.838)	12,5
% of NS	-14,7%	-15,8%	-	-15,1%	-14,9%	-
Fixed	(684)	(689)	(0,7)	(2.489)	(2.301)	8,2
Variable	(517)	(434)	19,3	(1.829)	(1.537)	19,0
General and Administrative Expenses	(114)	(121)	(5,8)	(389)	(427)	(8,9)
% of NS	-1,4%	-1,7%	-	-1,4%	-1,7%	-
Honorary of our administrators	(5)	(6)	(13,7)	(22)	(31)	(29,8)
% of NS	-0,1%	-0,1%	-	-0,1%	-0,1%	-
General and administrative	(109)	(115)	(5,4)	(367)	(396)	(7,2)
% of NS	-1,3%	-1,6%	-	-1,3%	-1,5%	-

Operating Income	780	704	10,8	1.748	2.395	(27,0)
% of NS	9,6%	9,9%	-	6,1%	9,3%	-

Other Operating Results	(180)	(200)	(10,4)	(381)	(403)	(5,4)

Equity Income	7	4	70,0	22	9	149,9

Result before financial income	608	508	19,7	1.389	2.001	(30,6)
% of NS	7,5%	7,2%	-	4,9%	7,8%	-

Net Financial Income	(91)	(186)	(51,0)	(571)	(480)	19,0

Pre-tax income	517	323	60,3	818	1.522	(46,2)
% of NS	6,4%	4,5%	-	2,9%	5,9%	-
Income tax and social contribution	51	(200)	-	2	(157)	-
% of pre-tex income	9,8%	-61,9%	-	0,3%	-10,3%	-

Net income before participation	568	123	362,4	821	1.365	(39,9)

Participation of non-controlling shareholders	(5)	(2)	181,2	(7)	2	-

Net Income	563	121	365,1	813	1.367	(40,5)
% of NS	6,9%	1,7%	-	2,9%	5,3%	-

EBITDA	850	731	16,4	2.348	2.890	(18,7)
% of NS	10,4%	10,3%	-	8,2%	11,2%	-
Adjusted EBITDA	1.018	920	10,7	2.680	3.244	(17,4)
% of NS	12,5%	13,0%	-	9,4%	12,6%	-

BRF - Brasil Foods S.A. PUBLIC COMPANY CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

BALANCE SHEET - R$ Million	12.31.2012	31.12.2011	% Ch.

Assets	30.772	29.983	3
Current Assets	11.590	11.124	4
Cash and cash equivalents	1.931	1.367	41
Financial investments	622	1.373	(55)
Accounts receivable	3.131	3.208	(2)
Recoverable taxes	965	908	6
Assets held for sale	23	19	18
Securities receivable	77	57	36
Inventories	3.019	2.679	13
Biological assets	1.371	1.156	19
Other financial assets	33	23	42
Other receivables	326	234	39
Anticipated expenses	92	100	(7)

Non-Current Assets	19.182	18.860	2
Long-term assets	3.723	4.655	(20)
Cash investments	74	83	(11)
Accounts receivable	11	2	360
Escrow deposits	365	228	60
Biological assets	428	387	11
Securities receivable	152	147	3
Recoverable taxes	1.142	745	53
Deferred taxes	725	2.629	(72)
Other receivables	825	430	92
Anticipated expenses	0	3	(88)

Permanent Assets	15.459	14.205	9
Investments	37	20	80
Property, plant and equipment	10.671	9.798	9
Intangible	4.752	4.386	8

Liabilities	30.772	29.983	3
Current Liabilities	7.464	7.988	(7)
Loans and financing	2.441	3.452	(29)
Suppliers	3.381	2.681	26
Payroll and mandatory social charges	426	434	(2)
Taxes payable	228	225	1
Dividends/interest on shareholders’ equity	160	313	(49)
Management and staff profit sharing	107	224	(52)
Other financial liabilities	253	271	(6)
Provisions	174	118	47
Other liabilities	294	269	9

Non-Current Liabilities	8.732	7.886	11
Loans and financing	7.078	4.601	54
Suppliers	38	5	691
Taxes and social charges payable	13	29	(54)
Provision for tax, civil and labor contingencies	761	835	(9)
Deferred taxes	28	1.792	(98)
Employee pension plan	304	266	14
Other liabilities	511	357	43

Shareholders’ Equity	14.576	14.110	3
Capital stock paid in	12.460	12.460	-
Capital reserves	70	76	(8)
Profit reserves	2.261	1.760	28
Other related results	(201)	(162)	24
Retained profits (losses)	(52)	(65)	(21)
Interest on shareholders’ equity	38	40	(5)

Cash Flow - R$ million	4Q12	4Q11	ch. %	2012	2011	ch. %

Operating Activities
Result for the fiscal year	563	121	365	813	1.367	(41)
Adjustments to the result	484	965	(50)	2.860	1.907	50

Changes in assets and liabilities
Accounts receivable from clients	(454)	(770)	(41)	90	(640)	-
Inventory	422	201	109	(362)	(539)	(33)
Interest on Shareholders' Equity received	-	-	-	9	6	60
Suppliers	140	386	(64)	669	567	18
Payment of contingencies	(69)	(23)	204	(203)	(203)	(0)
Interest payments	(121)	(96)	26	(495)	(466)	6
Payment of income tax and social contribution	(66)	(12)	460	(98)	(38)	158
Salaries, social obligations and others	(115)	(183)	(37)	(841)	(809)	4
Net cash provided by operating activities	783	590	33	2.443	1.152	112

Investment Activities
Financial investments	24	23	4	46	29	55
Acquisition of companies	-	(230)	-	(11)	(230)	-
Other investments	(50)	(2)	2.768	(52)	(9)	475
Acquisition of fixed assets	(534)	(527)	1	(1.884)	(1.130)	67
Acquisition of biological assets	(135)	(111)	21	(494)	(492)	0
Revenue from the sale of fixed assets	30	4	644	51	6	760
Intangible investments	(8)	(12)	(29)	(15)	(59)	(75)
Cash from (invested) investment activities	(675)	(854)	(21)	(2.373)	(1.885)	26

Financing activities
Loans and financing	323	(190)	(270)	911	259	251
Interest on shareholders' equity	-	-	-	(440)	(502)	(12)
Acquisitions of treasury shares	13	-	-	13	(72)	-
Goodwill on acquisition of non-controlling shareholders	(34)	-	-	(34)	(12)	177
Cash from (invested) in financing activities	303	(190)	-	450	(326)	-

Currency variation on cash and cash equivalents	13	(27)	-	43	116	(63)

Net increase (decrrease) in cash held	424	(482)	-	564	(944)	-

Cash and cash equivalents at the beginning of the period	1.507	1.849	(18)	1.367	2.311	(41)
Cash and cash equivalents at the end of the period	1.931	1.367	41	1.931	1.367	41

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 5, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director